UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-9247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CA Savings Harvest Plan (formerly known as Computer Associates Savings Harvest Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CA, Inc., One CA Plaza, Islandia, New York 11749

Report of Independent Registered Public Accounting Firm

CA Savings Harvest Plan Committee

CA Savings Harvest Plan:

We have audited the accompanying statements of net assets available for benefits of CA Savings Harvest Plan (formerly known as Computer Associates Savings Harvest Plan) (the Plan) as of March 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of March 30, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  KPMG LLP
New York, New York
September 26, 2006

CA SAVINGS HARVEST PLAN
(formerly known as Computer Associates Savings Harvest Plan)
Statements of Net Assets Available for Benefits
March 30, 2006 and 2005

	2006	2005

Assets:
Investments, at fair value:
Mutual funds	$819,277,321	$688,117,129
CA common stock	174,419,315	200,007,583
Participant loans	14,192,516	13,428,141

Total investments	1,007,889,152	901,552,853

Employer’s contributions receivable	543,603	15,585,471
Participants’ contributions receivable	2,652,982	2,325,667

Total assets	1,011,085,737	919,463,991

Liabilities:
Administrative fees payable	41,050	25,000

Net assets available for benefits	$1,011,044,687	$919,438,991

See accompanying notes to financial statements.

CA SAVINGS HARVEST PLAN
(formerly known as Computer Associates Savings Harvest Plan)
Statements of Changes in Net Assets Available for Benefits
Years ended March 30, 2006 and 2005

	2006	2005

Additions to assets available for benefits:
Investment income:
Net appreciation in fair value investments	$58,976,182	$24,044,618
Dividend income	36,688,489	16,210,040
Participant loan interest	808,532	756,210

Total investment income	96,473,203	41,010,868
Contributions:
Participants’	67,509,664	57,756,430
Employer’s	9,969,111	23,187,030
Securities action settlement (see Note 7)	—	1,942,125

Total additions	173,951,978	123,896,453

Deductions from assets available for benefits:
Benefits paid to participants	82,103,401	92,966,664
Administrative expenses	242,881	316,390

Total deductions	82,346,282	93,283,054

Net increase	91,605,696	30,613,399
Net assets available for benefits at beginning of year	919,438,991	888,825,592

Net assets available for benefits at end of year	$1,011,044,687	$919,438,991

See accompanying notes to financial statements.

CA SAVINGS HARVEST PLAN
(formerly known as Computer Associates Savings Harvest Plan)
Notes to Financial Statements
March 30, 2006 and 2005

(1)	Description of the Plan

The following description of the CA Savings Harvest Plan (formerly known as Computer Associates Savings Harvest Plan) (the Plan), provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

     (a)  General

The Plan, which has a fiscal year-end of March 30, is a defined contribution plan covering all eligible salaried U.S. employees of CA, Inc. (the Company). Employees are eligible to participate in the Plan with respect to pre and after tax contributions effective on their hire date. Eligibility with respect to employer matching and discretionary contributions occurs in the month following completion of one full year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the CA Savings Harvest Plan Committee (Plan Committee) which consists of managers and executives of the Company. The trustee of the Plan is Fidelity Management Trust Company.

(b)	Contributions

Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 20%. Each participant may change this election at any time.

To comply with the applicable Internal Revenue Code (IRC) provision, pre-tax contributions elected by any participant may not exceed $15,000 and $14,000 for the calendar years ended December 31, 2006 and 2005, respectively. The Plan also allows participants age 50 and over to make an extra “catch-up” contribution on a pre-tax basis, which may not exceed $5,000 and $4,000 for the calendar years ended December 31, 2006 and 2005, respectively. Participants may also contribute on an after-tax basis.

For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant’s contribution up to a maximum of 2.5% of the participant’s base compensation (contributions are subject to certain IRC limitations). The matching contributions are allocated in the same manner as participant contributions. The total matching contribution for the plan year ended March 30, 2006 was $13,013,793 of which $3,044,682 was funded from plan forfeitures. The total matching contribution for the plan year ended March 30, 2005 was $12,066,650 of which $3,962,468 was funded from plan forfeitures.

In addition to its matching contribution, the Company may make a discretionary contribution to the Plan on behalf of eligible participants in an amount that the board of directors of the Company may, in its sole discretion, determine. The board of directors did not approve a discretionary contribution for the plan year ended March 30, 2006. The discretionary contribution for the plan year ended March 30, 2005 was $15,084,832 which was paid in the form of 526,153 shares of common stock of the Company. The discretionary contribution is allocated to each eligible participant who is an employee of the Company on March 30 of that year, generally in the same ratio that the participant’s base compensation for the plan year bears to the base compensation of all participants for such plan year. The discretionary contribution for the plan year ended March 30, 2005 was allocated directly to the CA Stock Fund and funded into each participant’s account in July 2005. Subsequent to this

(Continued)

CA SAVINGS HARVEST PLAN
(formerly known as Computer Associates Savings Harvest Plan)
Notes to Financial Statements
March 30, 2006 and 2005

initial allocation, the participants of the Plan have the ability to re-direct these investments into the other investment options.

(c)	Vesting

Participants are immediately vested in their elective contributions. The matching and discretionary contributions made by the Company vest as follows:

After years
Percent vested	of service

0%	Less than 2
20%	2
40%	3
60%	4
80%	5
100%	6

In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age, or upon termination of the Plan.

(d)	Participant Accounts

A separate account is established and maintained in the name of each participant and reflects the participant’s balance invested therein. Such balance includes contributions, earnings and losses, and if applicable, expenses, allocated to each participant’s account. Allocation of earnings, losses, and expenses is based upon the percentage investment that each participant’s account balance bears to the total of all participant account balances. Forfeited balances of terminated participants’ non-vested accounts may be used to reduce future Company contributions and pay for the Plan’s administrative expenses.

(e)	Investment Options

The assets of the Plan are held in custody by Fidelity Management Trust Company. As of March 30, 2006 participants were able to invest in any of the following fifteen investment fund options:

Fidelity Retirement Money Market Portfolio – invests in U.S. dollar denominated money market securities and repurchase agreements.

Fidelity Intermediate Bond Fund – invests at least 80% of its assets in investment grade debt securities and repurchase agreements.

Fidelity Puritan Fund – invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities.

Dodge and Cox Stock Fund – invests at least 80% of its assets in common stocks.

Fidelity Growth and Income Portfolio – invests a majority of its assets in common stocks, and may invest in bonds.

Fidelity Spartan U.S. Equity Index Fund – invests at least 80% of its assets in common stocks included in the Standard and Poor’s 500 index.

(Continued)

CA SAVINGS HARVEST PLAN
(formerly known as Computer Associates Savings Harvest Plan)
Notes to Financial Statements
March 30, 2006 and 2005

American Funds Growth Fund of America – invests primarily in common stocks.

Artisan Mid Cap Fund – invests primarily in companies that have market capitalizations between $600 million and $6 billion.

Fidelity Low Priced Stock Fund – invests at least 80% of its assets in low-priced stocks.

Fidelity Magellan Fund – invests primarily in common stocks of domestic and foreign issuers.

Fidelity Small Cap Stock Fund – invests at least 80% of its assets in common stocks of companies with small market capitalizations.

Hotchkis and Wiley Mid Cap Value Fund – invests in mid-sized companies with market capitalizations similar to those found in the Russell Midcap Index.

Fidelity Diversified International Fund – invests primarily in foreign securities, primarily in common stock.

American Beacon Small Cap Value Fund – (added April 2005) invests at least 80% of its assets in equity securities of US companies with market capitalization of $2.6 Billion or less.

CA Stock Fund – invests solely in the common stock of the Company.

Participants may direct contributions or transfer their current investment balances between funds on a daily basis.

The Fidelity Low Priced Stock Fund is closed to new investors effective July 30, 2004. Participants who had a position in the fund on July 30, 2004 are able to continue to invest in the fund.

(f)	Payment of Benefits

The Plan provides for benefit distributions to plan participants or their beneficiaries upon the participant’s retirement, termination of employment or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal criteria in the Plan.

(g)	Participant Loans

Any participant may take a loan from his/her account once certain provisions of the Plan have been met. Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or his/her beneficiaries may be entitled. Interest rates on loans are fixed based on the prevailing market rate (the prevailing prime rate plus 1%) when the application for the loan is submitted. The prevailing rate at March 30, 2006 was 8.50%. All loans are being repaid in equal semimonthly installments and extend from periods of one to five years. Certain loans that were transferred from other plans had terms in excess of five years as they were for purchases of principal residences. Loans outstanding as of March 30, 2006 and 2005 bore interest ranging from 5.00% to 10.50% and 5.00% to 10.50%, respectively, and the terms range from 1 to 20 years. Participant loan fees, which are included in administrative expenses on the accompanying statements of changes in net assets available for benefits, are borne by the participant and amounted to $41,355 and $48,268 for the plan years ended March 30, 2006 and 2005, respectively.

(Continued)

CA SAVINGS HARVEST PLAN
(formerly known as Computer Associates Savings Harvest Plan)
Notes to Financial Statements
March 30, 2006 and 2005

(h)	Administrative Expenses

Administrative expenses consist of participant fees, including loan fees, and costs of recordkeeping and administration.

(i)	Forfeited Accounts

When participants leave the Company, the unvested portion of their Employer Contribution Account (Matching and Discretionary) will be forfeited as of the earlier of the date they receive a distribution of their vested account or the date they have 5 consecutive Break-in-Service Years. At March 30, 2006 and 2005 forfeited non-vested accounts totaled $412,436 and $450,879 respectively, and are available to fund future matching contributions and to pay administrative expenses of the Plan as noted above.

(j)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles. The more significant accounting policies followed by the Plan are as follows:

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual method of accounting.

(b)	Investments Valuation and Income Recognition

Investments in mutual funds and CA common stock are stated at fair value based upon quoted prices in published sources. Participant loans are stated at cost.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest is recorded when earned.

(c)	Payments of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(Continued)

CA SAVINGS HARVEST PLAN
(formerly known as Computer Associates Savings Harvest Plan)
Notes to Financial Statements
March 30, 2006 and 2005

(3)	Investments

The following individual investments exceeded 5% of the Plan’s assets available for benefits at March 30, 2006 and 2005:

	2006	2005

Mutual funds:
Fidelity Retirement Money Market Portfolio	$155,139,977	$140,810,846
Fidelity Puritan Fund	78,507,140	75,409,328
Fidelity Growth and Income Portfolio	69,424,870	71,986,215
Fidelity Spartan U.S. Equity Index Fund	78,852,563	78,308,434
Dodge and Cox Stock Fund	52,845,970	*
Fidelity Magellan Fund	87,554,374	88,280,758
Fidelity Diversified International Fund	107,933,085	72,750,807
Hotchkis and Wiley Mid Cap Value Fund	51,820,323	*
Fidelity Intermediate Bond Fund	*	46,584,684
CA common stock	174,419,315	200,007,583

*	amounts were less than 5%

During the plan years ended March 30, 2006 and 2005, net appreciation in fair value of investments was as follows:

	2006	2005

Mutual funds	$57,955,220	$19,744,178
CA common stock	1,020,962	4,300,440

	$58,976,182	$24,044,618

(4)	Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company (FMTC). Investment management fees and costs of administering the mutual funds are paid to Fidelity Investments from the mutual funds and are reflected in the change in net asset values of the mutual funds. FMTC is the trustee as defined by the Plan and a party-in-interest with respect to the Plan. Fees paid by the Plan to FMTC were $160,008 and $232,975 for the plan years ended March 30, 2006 and 2005, respectively, and include participant fees and recordkeeping and administrative costs. The Plan also holds shares of CA common stock, the Plan Sponsor, and is a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated March 12, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(Continued)

CA SAVINGS HARVEST PLAN
(formerly known as Computer Associates Savings Harvest Plan)
Notes to Financial Statements
March 30, 2006 and 2005

(6)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. At March 30, 2006 and 2005 approximately 17.53% and 21.70% of the Plan’s net assets were invested in the common stock of CA, Inc. The underlying value of the CA, Inc. common stock is entirely dependent upon the performance of CA, Inc. and the market’s evaluation of such performance.

(7)	Litigation

Stockholder Class Action and Derivative Lawsuits Filed Prior to 2004

The Company, its former Chairman and CEO Charles B. Wang, its former Chairman and CEO Sanjay Kumar, its former Chief Financial Officer Ira Zar, and its Executive Vice President Russell M. Artzt were defendants in one or more stockholder class action lawsuits, filed in July 1998, February 2002, and March 2002 in the United States District Court for the Eastern District of New York (the Federal Court), alleging, among other things, that a class consisting of all persons who purchased the Company’s common stock during the period from January 20, 1998 until July 22, 1998 were harmed by misleading statements, misrepresentations, and omissions regarding the Company’s future financial performance. In addition, in May 2003, a class action lawsuit captioned John A. Ambler v. Computer Associates International, Inc., et al. was filed in the Federal Court. The complaint in this matter, a purported class action on behalf of the Plan and the participants in, and beneficiaries of, the Plan for a class period running from March 30, 1998, through May 30, 2003, asserted claims of breach of fiduciary duty under the federal Employee Retirement Income Security Act (ERISA). The named defendants were the Company, the Company’s Board of Directors, the Plan, the Administrative Committee of the Plan, and the following current or former employees and/or former directors of the Company: Messrs. Wang, Kumar, Zar, Artzt, Peter A. Schwartz, and Charles P. McWade; and various unidentified alleged fiduciaries of the Plan. The complaint alleged that the defendants breached their fiduciary duties by causing the Plan to invest in Company securities and sought damages in an unspecified amount.

A derivative lawsuit was filed against certain current and former directors of the Company, based on essentially the same allegations as those contained in the February and March 2002 stockholder lawsuits discussed above. This action was commenced in April 2002 in Delaware Chancery Court, and an amended complaint was filed in November 2002. The defendants named in the amended complaint were the Company as a nominal defendant, current Company directors Mr. Lewis S. Ranieri, and The Honorable Alfonse M. D’Amato, and former Company directors Ms. Shirley Strum Kenny and Messrs. Wang, Kumar, Artzt, Willem de Vogel, Richard Grasso, and Roel Pieper. The derivative suit alleged breach of fiduciary duties on the part of all the individual defendants and, as against the former management director defendants, insider trading on the basis of allegedly misappropriated confidential, material information. The amended complaint sought an accounting and recovery on behalf of the Company of an unspecified amount of damages, including recovery of the profits allegedly realized from the sale of common stock of the Company.

On August 25, 2003, the Company announced the settlement of all outstanding litigation, including the ERISA Action, related to the above-referenced stockholder and derivative actions as well as the settlement of an additional derivative action that had been pending in Delaware. As part of the class action settlement, which was approved by the Federal Court in December 2003, the Company agreed to issue a total of up to 5.7 million

(Continued)

CA SAVINGS HARVEST PLAN
(formerly known as Computer Associates Savings Harvest Plan)
Notes to Financial Statements
March 30, 2006 and 2005

shares of common stock to the stockholders represented in the three class action lawsuits, including payment of attorneys’ fees. In January 2004, approximately 1.6 million settlement shares were issued along with approximately $3.3 million to the plaintiffs’ attorneys for attorney fees and related expenses. In March 2004, 168,393 settlement shares (valued at $4,507,881) were issued to participants and beneficiaries of the Plan. On October 8, 2004, the Federal Court signed an order approving the distribution of the remaining 3.8 million settlement shares, less administrative expenses. The order was amended in December 2004. The Company issued the remaining 3.8 million settlement shares in December 2004. With respect to that order, 49,504 shares (valued at approximately $1,538,000) and approximately $404,000 in cash were distributed to the Plan for allocation to certain participants and beneficiaries pursuant to the plan of allocation in the securities action. The remaining settlement shares were distributed to class members entitled to receive a distribution of shares.

In settling the derivative suit, which settlement was also approved by the Federal Court in December 2003, the Company committed to maintain certain corporate governance practices. Under the settlement, the Company and the individual defendants were released from any potential claim by stockholders arising from accounting-related or other public statements made by the Company or its agents from January 1998 through February 2002 (and from January 1998 through May 2003 in the case of the employee ERISA action), and the individual defendants were released from any potential claim by the Company or its stockholders relating to the same matters.

On October 5, 2004 and December 9, 2004, four purported Company stockholders served motions to vacate the Order of Final Judgment and Dismissal entered by the Federal Court in December 2003 in connection with the settlement of the derivative action. These motions primarily seek to void the releases that were granted to the individual defendants under the settlement. On December 7, 2004, a motion to vacate the Order of Final Judgment and Dismissal entered by the Federal Court in December 2003 in connection with the settlement of the 1998 and 2002 stockholder lawsuits discussed above was filed by Sam Wyly and certain related parties. The motion seeks to reopen the settlement to permit the moving stockholders to pursue individual claims against certain present and former officers of the Company. The motion states that the moving stockholders do not seek to file claims against the Company. These motions (the 60(b) Motions) have been fully briefed. On June 14, 2005, the Federal Court granted movants’ motion to be allowed to take limited discovery prior to the Federal Court’s ruling on the 60(b) Motions. No hearing date is currently set for the 60(b) Motions.

The Government Investigation

In 2002, the United States Attorney’s Office for the Eastern District of New York (USAO) and the staff of the Northeast Regional Office of the Securities and Exchange Commission (SEC) commenced an investigation concerning certain of the Company’s past accounting practices, including the Company’s revenue recognition procedures in periods prior to the adoption of the Company’s business model in October 2000.

In response to the investigation, the Board of Directors authorized the Audit Committee (now the Audit and Compliance Committee) to conduct an independent investigation into the timing of revenue recognition by the Company. On October 8, 2003, the Company reported that the ongoing investigation by the Audit and Compliance Committee had preliminarily found that revenues were prematurely recognized in the fiscal year ended March 31, 2000, and that a number of software license agreements appeared to have been signed after the end of the quarter in which revenues associated with such software license agreements had been recognized in that fiscal year. Those revenues, as the Audit and Compliance Committee found, should have been recognized in the quarter in which the software license agreements were signed. Those preliminary findings were reported to government investigators.

(Continued)

CA SAVINGS HARVEST PLAN
(formerly known as Computer Associates Savings Harvest Plan)
Notes to Financial Statements
March 30, 2006 and 2005

Following the Audit and Compliance Committee’s preliminary report and at its recommendation, four executives who oversaw the relevant financial operations during the period in question, including Ira Zar, resigned at the Company’s request. On January 22, 2004, one of these individuals pled guilty to federal criminal charges of conspiracy to obstruct justice in connection with the ongoing investigation. On April 8, 2004, Mr. Zar and two other former executives pled guilty to charges of conspiracy to obstruct justice and conspiracy to commit securities fraud in connection with the investigation, and Mr. Zar also pled guilty to committing securities fraud. The SEC filed related actions against each of the four former executives alleging that they participated in a widespread practice that resulted in the improper recognition of revenue by the Company. Without admitting or denying the allegations in the complaints, Mr. Zar and the two other executives each consented to a permanent injunction against violating, or aiding and abetting violations of, the securities laws, and also to a permanent bar from serving as an officer or director of a publicly held company. Litigation with respect to the SEC’s claims for disgorgement and penalties is continuing.

A number of other employees, primarily in the Company’s legal and finance departments were terminated or resigned as a result of matters under investigation by the Audit and Compliance Committee, including Steven Woghin, the Company’s former General Counsel. Stephen Richards, the Company’s former Executive Vice President of Sales, resigned from his position and was relieved of all duties in April 2004, and left the Company at the end of June 2004. Additionally, on April 21, 2004, Sanjay Kumar resigned as Chairman, director and Chief Executive Officer of the Company, and assumed the role of Chief Software Architect. Thereafter, Mr. Kumar resigned from the Company effective June 30, 2004.

In April 2004, the Audit and Compliance Committee completed its investigation and determined that the Company should restate certain financial data to properly reflect the timing of the recognition of license revenue for the Company’s fiscal years ended March 31, 2001 and 2000. The Audit and Compliance Committee believes that the Company’s financial reporting related to contracts executed under its current business model is unaffected by the improper accounting practices that were in place prior to the adoption of the business model in October 2000 and that had resulted in the restatement, and that the historical issues it had identified in the course of its independent investigation concerned the premature recognition of revenue. However, certain of these prior period accounting errors have had an impact on the subsequent financial results of the Company. The Company continues to implement and consider additional remedial actions it deems necessary.

On September 22, 2004, the Company reached agreements with the USAO and the SEC by entering into a Deferred Prosecution Agreement (the DPA) with the USAO and consenting to the entry of a Final Consent Judgment in a parallel proceeding brought by the SEC (the Consent Judgment, and together with the DPA, the Agreements). The Federal Court approved the DPA on September 22, 2004 and entered the Consent Judgment on September 28, 2004. The Agreements resolve the USAO and SEC investigations into certain of the Company’s past accounting practices, including its revenue recognition policies and procedures, and obstruction of their investigations.

Under the DPA, the Company has agreed to establish a $225 million fund for purposes of restitution to current and former stockholders of the Company, with $75 million to be paid within 30 days of the date of approval of the DPA by the Federal Court, $75 million to be paid within one year after the approval date and $75 million to be paid within 18 months after the approval date. The Company made the first $75 million restitution payment into an interest-bearing account under terms approved by the USAO on October 22, 2004. The Company made the second $75 million restitution payment into an interest-bearing account under terms approved by the USAO on September 22, 2005. The Company made the third and final $75 million restitution payment into an interest-bearing account under terms approved by the USAO on March 22, 2006. The

(Continued)

CA SAVINGS HARVEST PLAN
(formerly known as Computer Associates Savings Harvest Plan)
Notes to Financial Statements
March 30, 2006 and 2005

Restitution Fund money will be allocated to current and former stockholders of the company in the near future. Pursuant to the DPA, the Company proposed and the USAO accepted, on or about November 4, 2004, the appointment of Kenneth R. Feinberg as Fund Administrator. Also, pursuant to the Agreements, Mr. Feinberg submitted to the USAO on or about June 28, 2005, a Plan of Allocation for the Restitution Fund (the Restitution Fund Plan). The Restitution Fund Plan was approved by the Federal Court on August 18, 2005. The payment of these restitution funds is in addition to the amounts that the Company previously agreed to provide current and former stockholders in settlement of certain private litigation in August 2003, and will be allocated in the future (see “— Stockholder Class Action and Derivative Lawsuits Filed Prior to 2004”). This amount was paid by the Company in December 2004 in shares at a then total value of approximately $174 million.

Under the Agreements the Company also agreed, among other things, to take the following actions by December 31, 2005: (1) to add a minimum of two new independent directors to its Board of Directors; (2) to establish a Compliance Committee of the Board of Directors; (3) to implement an enhanced compliance and ethics program, including appointment of a Chief Compliance Officer; (4) to reorganize its Finance and Internal Audit Departments; and (5) to establish an executive disclosure committee. The reorganization of the Finance Department is in progress and the reorganization of the Internal Audit Department is substantially complete. On December 9, 2004, the Company announced that Patrick J. Gnazzo had been named Senior Vice President, Business Practices, and Chief Compliance Officer, effective January 10, 2005. On February 11, 2005, the Board of Directors elected William McCracken to serve as a new independent director, and also changed the name of the Audit Committee of the Board of Directors to the Audit and Compliance Committee of the Board of Directors and amended the Committee’s charter. On April 11, 2005, the Board of Directors elected Ron Zambonini to serve as a new independent director. On November 11, 2005, the Board of Directors elected Christopher Lofgren to serve as a new independent director.

Under the Agreements, the Company has also agreed to the appointment of an Independent Examiner to examine the Company’s practices for the recognition of software license revenue, its ethics and compliance policies and other specified matters. Under the Agreements, the Independent Examiner also reviews the Company’s compliance with the Agreements and periodically reports findings and recommendations to the USAO, SEC and Board of Directors. On March 16, 2005, the Federal Court appointed Lee S. Richards III, Esq. of Richards Spears Kibbe & Orbe LLP, to serve as Independent Examiner. Mr. Richards will serve for a term of 18 months unless his term of appointment is extended under conditions specified in the Agreements. On September 15, 2005, Mr. Richards issued his six-month report concerning his recommendations regarding best practices concerning certain areas specified in the Agreements. On December 15, 2005, March 15, 2006, June 15, 2006, and September 15, 2006, Mr. Richards issued quarterly reports concerning the Company’s compliance with the Agreements.

Under the Agreements, if at the conclusion of the independent Examiner’s initial 18-month appointment, less than all recommended reforms (to the extent deemed significant by the USAO and the SEC) have been substantially implemented for at least two successive quarters, or significant exceptions have been noted in the course of the Independent Examiner’s most recent quarterly review, the USAO and the SEC may, in their discretion, extend the term of appointment of the Independent Examiner until such time as all recommended reforms (to the extent deemed significant by the USAO and the SEC) have been substantially implemented for at least two successive quarters, or no significant exceptions have been noted in the course of the Independent Examiner’s most recent quarterly review. In his Fourth Report dated June 15, 2006, the Independent Examiner expressed the view that, in light of certain internal control issues, and the fact that the Company had not yet hired a new Chief Financial Officer, he is no longer able to conclude that the Company will be able to meet its obligation under the Agreements to have improved internal controls and reorganized the Finance

(Continued)

CA SAVINGS HARVEST PLAN
(formerly known as Computer Associates Savings Harvest Plan)
Notes to Financial Statements
March 30, 2006 and 2005

Department prior to September 16, 2006. By letter dated September 14, 2006, the USAO informed the Federal Court that the term of the Independent Examiner had been extended to May 1, 2007 (or such earlier time as the USAO, in its discretion, determines in the future). The USAO, the SEC and the Company all agreed that the extension was appropriate given the control environment and commission-related material weaknesses, and issues concerning the reorganization of the Finance Department. Beyond these issues, the USAO advised the Federal Court that the Company has substantially complied with the terms of the DPA.

Pursuant to the DPA, the USAO will defer and subsequently dismiss prosecution of a two-count information filed against the Company charging it with committing securities fraud and obstruction of justice if the Company abides by the terms of the DPA, which currently is set to expire within 30 days after the Independent Examiner’s term of engagement is completed. Pursuant to the Consent Judgment with the SEC, the Company is permanently enjoined from violating Section 17(a) of the Securities Act of 1933 (the Securities Act), Sections 10(b), 13(a) and 13(b)(2) of the Securities Exchange Act of 1934 (the Exchange Act) and Rules 10b-5, 12b-20, 13a-1 and 13a-13 under the Exchange Act. Pursuant to the Agreements, the Company has also agreed to comply in the future with federal criminal laws, including securities laws. In addition, the Company has agreed not to make any public statement, in litigation or otherwise, contradicting its acceptance of responsibility for the accounting and other matters that are the subject of the investigations, or the related allegations by the USAO, as set forth in the DPA.

Under the Agreements, the Company also is required to cooperate fully with the USAO and SEC concerning their ongoing investigations into the misconduct of any present or former employees of the Company. The Company has also agreed to fully support efforts by the USAO and SEC to obtain disgorgement of compensation from any present or former officer of the Company who engaged in any improper conduct while employed at the Company.

After the Independent Examiner’s term expires, the USAO will seek to dismiss its charges against the Company. However, the Company shall be subject to prosecution at any time if the USAO determines that the Company has deliberately given materially false, incomplete or misleading information pursuant to the DPA, has committed any federal crime after the date of the DPA or has knowingly, intentionally and materially violated any provision of the DPA (including any of those described above). Also, as indicated above, the USAO and SEC may require that the term of the DPA be extended beyond 18 months.

On September 22, 2004, Mr. Woghin, the Company’s former General Counsel, pled guilty to conspiracy to commit securities fraud and obstruction of justice under a two-count information filed against him by the USAO. The SEC also filed a complaint in the Federal Court against Mr. Woghin alleging that he violated Section 17(a) of the Securities Act, Sections 10(b) and 13(b)(5) of the Exchange Act, and Rules 10b-5 and 13b2-1 thereunder. The complaint further alleged that under Section 20(e) of the Exchange Act, Mr. Woghin aided and abetted the Company’s violations of Sections 10(b), 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1 and 13a-13 thereunder. Mr. Woghin consented to a partial judgment imposing a permanent injunction against him from committing such violations in the future and a permanent bar from being an officer or director of a public company. The SEC’s claims for disgorgement and civil penalties against Mr. Woghin are pending.

Additionally, on September 22, 2004, the SEC filed complaints in the Federal Court against Sanjay Kumar and Stephen Richards alleging that they violated Section 17(a) of the Securities Act, Sections 10(b) and 13(b)(5) of the Exchange Act, and Rules 10b-5 and 13b2-1 thereunder. The complaints further alleged that under Section 20(e) of the Exchange Act, Messrs. Kumar and Richards aided and abetted the Company’s violations of Sections 10(b), 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1 and 13a-13 thereunder. The complaint seeks to enjoin Messrs. Kumar and Richards from further violations of

(Continued)

CA SAVINGS HARVEST PLAN
(formerly known as Computer Associates Savings Harvest Plan)
Notes to Financial Statements
March 30, 2006 and 2005

the Securities Act and the Exchange Act and for disgorgement of gains they received as a result of these violations. On June  14, 2006, Messrs. Kumar and Richards consented to a partial judgment imposing a permanent injunction against them prohibiting them from committing such violations of the federal securities laws in the future and permanently barring them from serving as an officer or director of public companies. The SEC’s claims against Messrs. Kumar and Richards for disgorgement of ill-gotten gains and civil penalties are pending.

On September 23, 2004, the USAO filed, in the Federal Court, a ten-count indictment charging Messrs. Kumar and Richards with conspiracy to commit securities fraud and wire fraud, committing securities fraud, filing false SEC filings, conspiracy to obstruct justice and obstruction of justice. Additionally, Mr. Kumar was charged with one count of making false statements to an agent of the Federal Bureau of Investigation and Mr. Richards was charged with one count of perjury in connection with sworn testimony before the SEC.

On or about June 29, 2005, the USAO filed a superseding indictment against Messrs. Kumar and Richards, dropping one count and adding several allegations to certain of the nine remaining counts. On April 24, 2006, Messrs. Kumar and Richards pled guilty to all counts in the superseding indictment filed by the USAO. Sentencing of Messrs. Kumar and Richards is expected to take place on October 12, 2006.

On April 21, 2006, Thomas M. Bennett, the Company’s former Senior Vice President, Business Development, was arrested pursuant to an arrest warrant issued by the Federal Court. The arrest warrant charges Mr. Bennett with three counts of conspiracy to commit obstruction of justice in violation of Title 18, United States Code, Sections 1510(a) and 1505, and Title 18, United States Code, Section 371. On June 21, 2006, Mr. Bennett pled guilty to one count of conspiracy to obstruct justice. Sentencing of Mr. Bennett is currently scheduled to take place in October 2006.

As required by the Agreements, the Company continues to cooperate with the USAO and SEC in connection with their ongoing investigations of the conduct described in the Agreements, including providing documents and other information to the USAO and SEC. The Company cannot predict at this time the outcome of the USAO’s and SEC’s ongoing investigations, including any actions the Company may have to take in response to these investigations.

Derivative Actions Filed in 2004

In June 2004, a purported derivative action was filed in the Federal Court by Ranger Governance Ltd. against certain current or former employees and/or directors of the Company. In July 2004, two additional purported derivative actions were filed in the Federal Court by purported Company stockholders against certain current or former employees and/or directors of the Company. In November 2004, the Federal Court issued an order consolidating these three derivative actions. The plaintiffs filed a consolidated amended complaint (the Consolidated Complaint) on January 7, 2005. The Consolidated Complaint names as defendants Messrs. Wang, Kumar, Zar, Artzt, D’Amato, Richards, Ranieri and Woghin; David Kaplan; David Rivard; Lloyd Silverstein; Michael A. McElroy; Messrs. McWade and Schwartz; Gary Fernandes; Robert E. La Blanc; Jay W. Lorsch; Kenneth Cron; Walter P. Schuetze; Messrs. de Vogel and Grasso; Roel Pieper; KPMG LLP; and Ernst & Young LLP. The Company is named as a nominal defendant. The Consolidated Complaint alleges a claim against Messrs. Wang, Kumar, Zar, Kaplan, Rivard, Silverstein, Artzt, D’Amato, Richards, McElroy, McWade, Schwartz, Fernandes, La Blanc, Ranieri, Lorsch, Cron, Schuetze, de Vogel, Grasso, Pieper and Woghin for contribution towards the consideration the Company had previously agreed to provide current and former stockholders in settlement of certain class action litigation commenced against the Company and certain officers and directors in 1998 and 2002 (see “— Stockholder Class Action and Derivative Lawsuits Filed Prior to 2004”) and seeks on behalf of the Company compensatory and consequential damages in an amount no less

(Continued)

CA SAVINGS HARVEST PLAN
(formerly known as Computer Associates Savings Harvest Plan)
Notes to Financial Statements
March 30, 2006 and 2005

than $500 million in connection with the USAO and SEC investigations (see “— The Government Investigation”). The Consolidated Complaint also alleges a claim seeking unspecified relief against Messrs. Wang, Kumar, Zar, Kaplan, Rivard, Silverstein, Artzt, D’Amato, Richards, McElroy, McWade, Fernandes, La Blanc, Ranieri, Lorsch, Cron, Schuetze, de Vogel and Woghin for violations of Section 14(a) of the Exchange Act for alleged false and material misstatements made in the Company’s proxy statements issued in 2002 and 2003. The Consolidated Complaint also alleges breach of fiduciary duty by Messrs. Wang, Kumar, Zar, Kaplan, Rivard, Silverstein, Artzt, D’Amato, Richards, McElroy, McWade, Schwartz, Fernandes, La Blanc, Ranieri, Lorsch, Cron, Schuetze, de Vogel, Grasso, Pieper and Woghin. The Consolidated Complaint also seeks unspecified compensatory, consequential and punitive damages against Messrs. Wang, Kumar, Zar, Kaplan, Rivard, Silverstein, Artzt, D’Amato, Richards, McElroy, McWade, Schwartz, Fernandes, La Blanc, Ranieri, Lorsch, Cron, Schuetze, de Vogel, Grasso, Pieper and Woghin based upon allegations of corporate waste and fraud. The Consolidated Complaint also seeks unspecified damages against Ernst & Young LLP and KPMG LLP, for breach of fiduciary duty and the duty of reasonable care, as well as contribution and indemnity under Section 14(a) of the Exchange Act. The Consolidated Complaint requests restitution and rescission of the compensation earned under the Company’s executive compensation plan by Messrs. Artzt, Kumar, Richards, Zar, Woghin, Kaplan, Rivard, Silverstein, Wang, McElroy, McWade and Schwartz. Additionally, pursuant to Section 304 of the Sarbanes-Oxley Act, the Consolidated Complaint seeks reimbursement of bonus or other incentive-based equity compensation received by defendants Wang, Kumar, Schwartz and Zar, as well as alleged profits realized from their sale of securities issued by the Company during the time periods they served as the Chief Executive Officer (Messrs. Wang and Kumar) and Chief Financial Officer (Mr. Zar) of the Company. Although no relief is sought from the Company, the Consolidated Complaint seeks monetary damages, both compensatory and consequential, from the other defendants, including current or former employees and/or directors of the Company, KPMG LLP and Ernst & Young LLP in an amount totaling not less than $500 million.

The consolidated derivative action has been stayed pending resolution of the 60(b) Motions (see “— Stockholder Class Action and Derivative Lawsuits Filed Prior to 2004”). Also, on February 1, 2005, the Company established a Special Litigation Committee of independent members of its Board of Directors to, among other things, control and determine the Company’s response to this litigation. The Special Litigation Committee is continuing to review these matters.

The Company is obligated to indemnify its officers and directors under certain circumstances to the fullest extent permitted by Delaware law. As a part of that obligation, the Company has advanced and will continue to advance certain attorneys’ fees and expenses incurred by current and former officers and directors in various litigations and investigations arising out of similar allegations, including the litigation described above.

Derivative Actions Filed in 2006

On August 10, 2006, a purported derivative action was filed in the Federal Court by Charles Federman against certain current or former directors of the Company. The complaint names as individual defendants Messrs. Cron, D’Amato, Fernandes, La Blanc, Lorsch, McCracken, Ranieri, Schuetze, Swainson, Zambonini, Artzt, DeVogel, Grasso and Pieper, and Mss. Unger and Strum Kenny. The Company is named as a nominal defendant. The complaint alleges purported claims against the individual defendants for breach of fiduciary duty, abuse of control, gross mismanagement, corporate waste, and violations of Section 14(a) of the Exchange Act for alleged false and material misstatements made in the Company’s proxy statements issued in 2003, 2004 and 2005. These purported claims appear to be premised upon certain disclosures made by the Company in its Annual Report on Form 10-K for the fiscal year ended March 31, 2006, filed on July 31, 2006, concerning the Company’s restatement of prior fiscal periods to reflect additional (a) non-cash, stock-based compensation expense relating to employee stock option grants prior to the Company’s fiscal year 2002, (b)

CA SAVINGS HARVEST PLAN
(formerly known as Computer Associates Savings Harvest Plan)
Notes to Financial Statements
March 30, 2006 and 2005

subscription revenue relating to the early renewal of certain license agreements, and (c) sales commission expense that should have been recorded in the third quarter of the Company’s fiscal year 2006. The complaint seeks relief against the individual defendants of an unspecified amount of compensatory damages, equitable relief including an order setting aside the election to the Company’s Board of Directors of defendants D’Amato, Fernandes, La Blanc, Lorsch, McCracken, Ranieri, Schuetze, Swainson, Unger, and Zambonini, an award of plaintiff’s costs and expenses, including reasonable attorneys’ fees, as well as other unspecified damages allegedly sustained by the Company. In the opinion of management, the resolution of this lawsuit is not expected to have a material adverse effect on the financial position of the Company.

On or about September 13, 2006, a purported derivative action was filed in Delaware Chancery Court by Muriel Kaufman asserting derivative claims against Messrs. Kumar, Wang, Zar, Silverstein, Woghin, Richards, Artzt, Cron, D’Amato, La Blanc, Ranieri, Lorsch, Schuetze, Vieux, De Vogel and Grasso, and Ms. Strum Kenny. The Company is named as a nominal defendant. The complaint alleges purported claims for breach of fiduciary duty, corporate waste and contribution and indemnification, in connection with the accounting fraud and obstruction of justice that led to the criminal prosecution of certain former officials of the Company and to the DPA and in connection with the settlement of certain class action and derivative lawsuits. In the opinion of management, the resolution of this lawsuit is not expected to have a material adverse effect on the financial position of the Company.

On or about September 15, 2006, a purported derivative action was filed in the Federal Court by Bert Vladimir and Irving Rosenzweig against certain current or former directors of the Company. The complaint names as individual defendants Messrs. Kumar, Artzt, Wang, D’Amato, Fernandes, La Blanc, Ranieri, Lorsch, Schuetze, DeVogel, Cron, McCracken, Swainson, Zambonini, Pieper, Grasso, Goldstein and Lofgren, and Ms. Unger. The Company is named as a nominal defendant. The complaint alleges purported claims against the individual defendants for intentional or reckless breach of fiduciary duties and violations of Section 14(a) of the Exchange Act. These purported claims appear to be premised upon certain disclosures made by the Company in its Annual Report on Form 10-K for the fiscal year ended March 31, 2006, filed on July 31, 2006, concerning the Company’s restatement of prior fiscal periods to reflect additional (a) non-cash, stock-based compensation expense relating to employee stock option grants prior to the Company’s fiscal year 2002, (b) subscription revenue relating to the early renewal of certain license agreements, and (c) sales commission expense that should have been recorded in the third quarter of the Company’s fiscal year 2006. The complaint further alleges that certain of these allegations may have constituted “violation of the spirit, if not the letter of the DPA”. The complaint seeks relief against the individual defendants of an unspecified amount of compensatory and punitive damages, equitable relief including an order rescinding certain stock option grants, and an award of plaintiff’s costs and expenses, including reasonable attorneys’ fees. In the opinion of management, the resolution of this lawsuit is not expected to have a material adverse effect on the financial position of the Company.

The Company, various subsidiaries, and certain current and former officers have been named as defendants in various other lawsuits and claims arising in the normal course of business. The Company believes that it has meritorious defenses in connection with such lawsuits and claims, and intends to vigorously contest each of them. In the opinion of the Company’s management, the results of these other lawsuits and claims, either individually or in the aggregate, are not expected to have a material effect on the Company’s financial position, results of operations, or cash flow.

Supplemental Schedule

CA SAVINGS HARVEST PLAN
(formerly known as Computer Associates Savings Harvest Plan)

Schedule H, Line 4i - Schedule of Assets (held at End of Year)

March 30, 2006

Identity of issuer,	Description of investment including
borrower, lessor or	maturity date, rate of interest, collateral,	Current
similar party	par, or maturity value	value

* Fidelity Investments	Fidelity Retirement Money Market Portfolio, 155,139,977 units	$155,139,977
* Fidelity Investments	Fidelity Intermediate Bond Fund, 4,542,803 units	46,109,454
* Fidelity Investments	Fidelity Puritan Fund, 4,044,675 units	78,507,140
* Fidelity Investments	Fidelity Growth and Income Portfolio, 1,932,764 units	69,424,870
* Fidelity Investments	Spartan U.S. Equity Index Fund 1,706,396 units	78,852,563
* Fidelity Investments	Fidelity Magellan Fund, 775,297 units	87,554,374
* Fidelity Investments	Fidelity Diversified International Fund, 3,013,207 units	107,933,085
* Fidelity Investments	Fidelity Small Cap Stock Fund 725,257 units	15,107,097
* Fidelity Investments	Fidelity Low Priced Stock Fund 331,264 units	14,708,130
Dodge and Cox	Dodge and Cox Stock fund 364,179 units	52,845,970
Artisan	Artisan Mid Cap Fund 1,048,444 units	34,776,889
American Funds	American Funds Growth Fund of America 558,370	17,957,184
Hotchkis and Wiley	Hotchkis and Wiley Mid Cap Value Fund 1,706,300 units	51,820,323
American Beacon	American Beacon Small Cap Value Fund 391,755	8,540,265
* CA, Inc.	CA Stock Fund, 6,405,586 units	174,419,315
* Plan participants	1,922 Loans to participants with interest rates ranging from 5.00% to 10.5% and terms from 1 year to 20 years	14,192,516

	Total	$1,007,889,152

*	Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CA SAVINGS HARVEST PLAN (formerly known as Computer Associates Savings Harvest Plan)

Date: September 26, 2006	By: /s/ Robert Cirabisi Senior Vice President and Corporate Controller

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm